

April 20, 2012

Via E-mail
Vincent Lok
Executive Vice President and Chief Financial Officer
Teekay Corporation
4th Floor Belvedere Building
69 Pitts Bay Road
HM 08, Bermuda

  Re: **Teekay Corporation**
      Form 20-F for Fiscal Year Ended December 31, 2010
      Filed April 14, 2011
      Response dated April 5, 2012
      File No. 001-12874

Dear Mr. Lok:

   We have reviewed your response letter dated April 5, 2012 and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

   Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to the comments, we may have additional comments.

Other

1. We note your response to comment 5 in our letter dated February 29, 2012. Please tell us why you do not believe that your contacts with Iran, Syria and Sudan have been sufficient to damage your reputation or share price or to affect a reasonable investor's investment decision. In this regard, we note that conventional tanker vessels carry oil and gas products; conventional tanker vessels owned, chartered-in or managed by you have made port calls in each of these U.S.-designated state sponsors of terrorism; and the reported significance of income from the sale of oil and gas products to the governments of these U.S.-designated state sponsors of terrorism. Please expand your materiality discussion to address the impact of these factors upon your qualitative analysis, including whether the referenced port calls to Iran, Syria and Sudan involved the loading or discharge of oil and gas products; and to address the investor sentiment noted in our prior comment 5.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief